DelMar Pharmaceuticals, Inc.

Suite 720-999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

February 19, 2019

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
DelMar Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-229020

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Tuesday, February 19, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Steven M. Skolnick of Lowenstein Sandler LLP, counsel to the Registrant, at (212) 262-6700.

Very truly yours,

DelMar Pharmaceuticals, Inc.

By:	/s/ Saiid Zarrabian
Name:	Saiid Zarrabian
Title:	Chief Executive Officer